August 27, 2015

Matthew Crispino, Esq.

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Go Ez Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed June 29, 2015 File No. 333-202047

Dear Mr. Crispino:

On behalf of Go Ez Corporation, a Delaware corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated July 13, 2015 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”). Contemporaneously with this submission, we have filed a third amended Registration Statement on Form S-1 (the “Amended Form S-1”) reflecting the responses of the Company below.

1.

We have revised our offering to eliminate the registration of 1,000,000 shares held by Evotech Capital, S.A. We are therefore only registering 137,500 shares of our common stock through this Form S-1, and as such believe that the remaining shares being registered could no longer be considered a primary offering.

2.	We have revised our disclosures to clarify that Federal Technology Agency (FTA) has to date only done work for Apple Inc.

3.	We added a risk factor to address the apparent conflict of interest stemming from the registration of shares in this Form S-1 held by our sole officer and director Abraham D. Cinta, as suggested.

4.	We have revised our Selling Securityholders table to disclose the percentage of shares owned by each individual prior to this offering, as requested.

5.	We have revised our Plan of Distribution to disclose how we are selling shares to investors versus how Messrs Cinta and Ng will be selling their shares to the public, as requested.

6.

We have revised our disclosures with respect to FTA’s relationship with CyberCoders to make it clear that the agreement to have CyberCoders find work for FTA is verbal, and a written agreement only arises once CyberCoders finds a client for FTA. The only such agreement made between CyberCoders and FTA, for services to be provided by FTA to Apple Inc. in 2014, has expired.

7.	We have revised to disclose how FTA accomplishes its work without employees, as requested.

8.

We have revised our Market Information section to disclose the range of high and low bid information for the equity for each full quarterly period within the two most recent fiscal years, as requested.

9.	We have revised our MD&A section to present the results of operations for the full year ended December 31, 2014, as requested.

10.

We have revised our MD&A section to disclose that all of our revenue during Q1 2015 was generated by Glophone’s retail sales, while disclosing that $23,725 of the overall company’s revenues for Q2 were generated by FTA.

11.	We have revised our Director Compensation to disclose that compensation was not paid to directors for their work as directors for the 2014 year.

12.

We have clarified the disclosures in our Executive Compensation section related to the compensation of our sole officer Abraham D. Cinta, and reconclied it with the disclosures elsewhere in our propsectus, as requested.

13.	We have revised our Security Ownership of Certain Beneficial Owners and Management section to bring the information current as of the most recent practicable date, as requested.

14.	We have revised our Security Ownership of Management, Directors and Officers section to disclose the number of shares of common stock beneficially owned by Abraham D. Cinta, as requested.

15.	We have revised our Transactions With Related Persons section to disclose all compensation paid to Mr. Chen, as requested.

Thank you very much for your time and attention in connection with this filing. Should you have any questions concerning the foregoing, please contact Lorin A. Rosen, Esq. of LAR Law Group PC, counsel to the Company, at (877) 570-2620.

Sincerely

By	/s/ Abraham Dominguez Cinta
Abraham Dominguez Cinta
Chief Executive Officer & President